Exhibit 99.8

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana, India.

CIN: L85195TG1984PLC004507

Tel: +9140 4900 2900

Fax: +9140 4900 2999

Email: mail@drreddys.com

www.drreddys.com

June 1, 2016

Securities Exchange Board of India,

Plot No.C4-A, ‘G’ Block,

Bandra Kurla Complex,

Bandra (East),

Mumbai 400051

Dear Sir/Madam,

Sub.: Certificate of Extinguishment of Equity shares bought back by Dr. Reddy’s Laboratories Limited (‘Company’) in the month of May, 2016

This certificate is being issued in compliance with the requirements of Regulation 16(1) read with Regulation 12(3)(b) of the Securities and Exchange Board of India (Buyback of Securities) Regulations, 1998 and subsequent amendments thereto.

Pursuant to the Public Announcement (PA) published on April 12, 2016, the Company commenced the Buyback of equity shares of face value of Rs. 5/- each fully paid up (Equity shares), from the open market through Stock Exchange from April 18, 2016. The Company has bought back 807,318 equity shares during the period from May 16, 2016 to May 24, 2016 (both days inclusive).

1)	The shares extinguished in Demat form in the month of May, 2016 are as under:

Name of Depository Participant and DP Id No.	Company’s Client Id No.	Date of Extinguishment	No. of Equity shares extinguished
Kotak Mahindra Bank Limited IN302814	12714023	May 30, 2016	807,316

2)	The shares extinguished in Physical form in the month of May, 2016: 2 (Two)

3)	Total Shares bought back and extinguished in Demat and Physical form: 807,318

4)	Reconciliation of Share Capital of the Company (Pre and Post extinguishment)

Reconciliation of Share Capital of the Company (Pre and Post extinguishment) as on May 30 2016

Sr. No.	Particulars	No. of Shares	Share Capital (in Rs.)
1.	Paid up Share capital	170,257,653	851,288,265
2.	Shares extinguished till date	807,318	4,036,590
Paid up share capital (Post Extinguishment) as on May 30, 2016		169,450,335	847,251,675

This is to certify that the above equity shares of the Company, being in demat form and physical form were extinguished in compliance with the provisions of Regulations 12(2) and 16(3) of the Buyback Regulations.

This is for your information.

With regards

For Bigshare Services Private Limited (Registrar & Share Transfer Agent)

/s/ T. P. Raju
T. P. Raju
Authorised Signatory

For Dr. Reddy’s Laboratories Limited

/s/ Satish Reddy	/s/ G V Prasad
Satish Reddy	G V Prasad
Chairman	Co-Chairman, MD & CEO

For B S R & Co. LLP Chartered Accountants (Statutory Auditors) Firm Registration No. 101248W/W-100022

/s/ Supreet Sachdev
Supreet Sachdev
Partner Membership No. 205385